UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

STRATIVATION, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

863092201

(CUSIP Number)

Richardson & Patel LLP

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 863092201

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richardson & Patel LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[__]
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
656,103
8 SHARED VOTING POWER
N/A
9 SOLE DISPOSITIVE POWER
656,103
10 SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,103

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.5%

14	TYPE OF REPORTING PERSON*

     PN

*SEE INSTRUCTIONS.

Item 1	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Strativation, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

Item 2	Identity and Background

This Schedule 13D is being filed on behalf of Richardson & Patel LLP (“R&P”), a California limited liability partnership, with a principal business address of 10900 Wilshire Blvd., Suite 500, Los Angeles, California 90024.

During the past five years, R&P has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, R&P has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

On January 15, 2007, the Company and R&P entered into an Amended and Restated Shares for Debt Agreement (the “Amended and Restated Shares for Debt Agreement”), pursuant to which the Company agreed to issue and R&P agreed to accept 656,103 restricted shares of the Company’s common stock (the “Shares”) as full and complete settlement of $261,201.84 (the “Partial Debt”) owed by the Company to R&P for legal services rendered, such amount representing a portion of the total outstanding debt owed by the Company to R&P. A copy of the Amended and Restated Shares for Debt Agreement is attached as an exhibit hereto.

No part of the above referenced consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4	Purpose of Transaction

R&P acquired the Shares as payment for the Partial Debt owed to R&P by the Company. R&P is the record holder of approximately 75.5% of the Company’s issued and outstanding Common Stock, but does not have any plans or proposals to effect any of the following: (a) any material change in the present capitalization or dividend policy of the Company; (b) any other material change in the Company’s business or corporate structure; (c) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (d) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (e) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (f) any similar action to those enumerated above.

On January 16, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CNS Merger Corporation, a California corporation and wholly-owned subsidiary of the Registrant ("MergerCo"), and CNS Response, Inc., a California corporation ("CNSR"), pursuant to which MergerCo will be merged with and into CNSR (the "Merger"), at which time, the separate existence of MergerCo shall cease and CNSR shall continue as the surviving corporation, and wholly-owned subsidiary, of the Company.  In accordance with the terms of the Merger Agreement, the Company shall issue to (or reserve for issuance to) the CNSR shareholders (the "CNSR Shareholders") an aggregate of 26,152,142 shares of the Company's common stock (inclusive of shares issuable to the CNSR Shareholders under options and warrants held by them), resulting in a change of control of the Company.  In connection with the transactions contemplated by the Merger Agreement, on January 16, 2007, Mr. Silas Phillips agreed to resign as the sole director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.  Upon consummation of the Merger, the Company will appoint new officers and directors, pursuant to the terms of the Merger Agreement.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the Company's Current Report on Form 8-K (and the Merger Agreement filed as an exhibit therewith), filed with the Commission on January 22, 2007.

Item 5	Interest in Securities of the Company

(a)      The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by R&P can be found in rows 11 and 13 of the Cover Page to this Schedule 13D (the “Cover Page”), which are hereby incorporated by reference.

(b)      The powers that R&P has with respect to the shares discussed herein are reflected in rows 7 through 10 of the Cover Page, which are hereby incorporated by reference.

(c)      All transactions in the class of securities reported on that were effected by R&P during the past 60 days are discussed in Item 3 herein.

(d)     Not applicable.

(e)     Not applicable.

Item 6	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 herein is hereby incorporated by reference. To the best of the knowledge of R&P, there are no other reportable contracts, arrangements, understandings, or relationships between R&P and any other individual with respect to the Company’s securities.

Item 7	Materials to be Filed as Exhibits

The Amended and Restated Shares for Debt Agreement is attached as an exhibit hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 31, 2007	Richardson & Patel LLP

/s/Nimish Patel
Name:	Nimish Patel
Title:	Partner